

Mail Stop 4631   September 20, 2016

<u>Via E-mail</u>
Kevin Chin
Chairman
VivoPower International PLC
23 Hanover Square
Mayfair
London W1S 1JB, UK

> **Re: VivoPower International PLC**
> **Registration Statement on Form F-4**
> **Filed August 24, 2016**
> **File No. 333-213297**

Dear Mr. Chin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note you currently have two sections—the joint letter to ARWA shareholders and warrantholders and the two pages directly preceding the table of contents—which each serve to satisfy the requirements of Item 501 of Regulation S-K. Please remove one of these two sections. Additionally, please limit this section to one page. <u>See</u> Item 501(b) of Regulation S-K.

2. We note your disclosure on page 51 that the contribution agreement was "the result of arm's-length negotiations between representatives of ARWA, AWN and VivoPower." Given that ARWA and AWN share the same CEO, executive officers, and directors, please explain why you consider these negotiations to have been conducted at arm's length. Within your Background of the Transaction section, please clearly demonstrate

the measures taken by ARWA and AWN to ensure that this was an arm's length transaction.

3. Please supplementally provide us with copies of "all detailed briefing materials relating to the transaction, detailed strategic plans and company forecasts for the business" that were provided to the ARWA board on July 20, 2016, as well as all other materials presented to the ARWA board in connection with this transaction.

4. Please file the preliminary proxy cards your shareholders and warrantholders, respectively, will receive.

Summary of the Proxy Statement/Prospectus, page 10
General

5. Please include a chart similar to the one presented in the "Overview of Proposed IBC Transaction Structure" slide in the investor presentation filed by ARWA on Form 425 on August 11, 2016. Additionally, please provide disclosure that clarifies the following:
    - the assets held by VivoPower prior to the IBC;
    - the contingent transactions that will be completed upon the closing of the IBC; and
    - all other material ownership information among VivoPower's expected subsidiaries. For example, we note that Aevitas will own 19.88% of VivoPower Australia.

The Parties, page 10

6. Please include a description of AWN here.

ARWA Initial Shareholders, page 13

7. Please disclose the percentage of the ARWA initial shares that are owned by AWN officers and directors.

Interests of ARWA's Directors and Officers in the Transactions, page 15

8. We note your disclosure on page 16 that "ARWA's officers and directors beneficially own an aggregate of 21,435,050 ordinary shares of AWN." Please disclose the total number of AWN shares outstanding.

Risk Factors, page 28

9. Please add a risk factor that discusses the impact of currently low commodity prices, such as oil and coal, on your business.

We are currently dependent on a limited number of third-party suppliers…, page 31

10. Please identify these third-party suppliers.

The loss of one or more of our customers…, page 33

11.   Please disclose here any customer that accounts for over 10% of your combined revenue.

The Contribution Proposal, page 51
Background of the Transaction, page 51

12.   Please provide details with respect to the ARWA board's discussion of the following
        material transactional terms:
        • ARWA's expected ownership percentage of VivoPower (ranging from 55.8% to
          72%);
        • the amount ARWA will pay for this expected ownership percentage;
        • the maximum of 2,732,400 ARWA public shares that will be able to exercise
          conversion rights;
        • VivoPower's expected corporate structure, including a discussion of the contingent
          acquisitions of Aevitas and VivoPower Australia;
        • VivoPower's recent decision to acquire solar projects NC-31 and NC-47;
        • the agreement by VivoPower to pay AWN a fee of $5.8 million;
        • the selection of VivoPower executive officers and directors; and
        • the agreed upon terms of the warrant amendment.

13.   We note your disclosure that ARWA must consummate this transaction by November 6,
        2016 or ARWA's liquidation will be triggered. Please disclose the ARWA board's
        discussion with respect to this pending trigger deadline.

14.   Please clarify whether ARWA received the projections that Cassel Serpenter used in
        giving its opinion.

15.   Please disclose the terms that were negotiated from August 5, 2016 to August 11, 2016.
        In disclosing these terms, please describe why AWN and ARWA boards were not
        initially in agreement on these terms.

16.   We note your disclosure on page 74 that "Vivopower has not finalized the detailed
        valuation necessary to determine the fair value of assets and liabilities of Aevitis and
        VivoPower Australia acquired by VivoPower." Please disclose the ARWA board's
        consideration of this material fact.

17.   We note your reference to services performed by Local Knowledge Pty Ltd. Please
        elaborate on the work performed by this entity and tell us whether it prepared a report,
        opinion, or appraisal, as that term is used in Item 4(b) of Form F-4.

ARWA's Board of Directors' Treasons for Approval of the Transactions, page 53

18.   Please expand upon each of the four bullet points provided here to more clearly describe
        how significant value will be "unlock[ed]" via consolidation.

19.   We note your disclosure that "the three underlying business operations will benefit greatly from the consolidation for… reasons individual to each them." Please disclose these individual reasons for each of VivoPower, VivoPower Australia, and Aevitis.

20.   Please discuss the negative factors of the transaction that the ARWA board considered when making its recommendation.

Opinion of Financial Advisor to the Board of Directors of ARWA, page 56

21.   We note that the financial analyses presented on pages 59 to 61 discuss the implied enterprise value reference range for both VivoPower and the contribution shares. Please briefly describe in this section how the contribution shares range is derived from the Vivopower range.

Selected Companies Analysis, page 60

22.   Please disclose the enterprise value of each selected company, or the range of enterprise values, discussed in this section.

23.   We note your disclosure that some of the data with respect to these EBITDA multiples is "either not available or not meaningful." Please disclose the data that is available, as it is up to the investor to determine if it is reasonable.

24.   We note your disclosure here that conducting this analysis "involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the selected transactions and other factors that could affect the respective acquisition values of the transactions reviewed." Please disclose the primary considerations and judgments made when comparing these companies to VivoPower. This comment also applies to the corresponding section in your Selected Transactions Analysis at the bottom of page 60.

Selected Transaction Analysis, page 60

25.   Please disclose the size of each transaction, or the range of the transactions, discussed in this section.

Other Matters Relating to Cassel Salpeter's Opinion, page 61

26.   Please disclose here if Cassel Salpeter has received fees for any other services provided to ARWA, AWN, and VivoPower, and their affiliates, in the past two years.

Material Federal Income Tax Consequences of the Transaction to ARWA and its
Securityholders, page 61

27.   Please supplementally explain why you will file a tax opinion in a future amendment if
        ARWA intends to treat the transactions as a taxable transaction.

VivoPower International Plc purchase of IS-31, page 73

28.   We note your heading which indicates that VivoPower International Plc purchased assets
        of "IS-31", but your description of the entity purchased refers to "NC-31". Please
        reconcile the two names or revise the heading as appropriate.

Unaudited Pro Forma Combined Statement of Financial Position, page 75

29.   Please revise your pro forma tabular presentation to reflect the transactions in the order
        and manner in which they are expected to occur. In this regard, we note that ARWA will
        first contribute the amounts held in trust to the shareholders of VivoPower. Further the
        acquisition of Aevitas and VivoPower Australia are not assured, and as such, should be
        presented subsequent to the ARWA and VivoPower subtotal.

Business of Vivopower, page 99
Current Offerings, page 99

30.   Given your disclosure that VivoPower is a "pre-revenue group," please clarify how
        VivoPower has provided the bulleted offerings.

History and Corporate Structure, page 100

31.   Please present new, legible graphics for the corporate structures presented on page 100.
        This comment also applies to the chart on page 103.

Industry Background, page 101

32.   Please supplementally tell us if you commissioned any of the information in your
        Industry Background section presented from pages 101 to 113. Additionally, please
        provide us with supplemental copies of source materials you cite, appropriately marked
        to identify the specific sections that you are citing.

VivoPower's industry position, page 114

33.   Please expand upon your disclosure here. Merely indicating that Vivipower "sits in the
        'sweet spot' of the industry value chain" does little to enhance investor understanding of
        your industry position.

VivoPower's growth outlook, page 116

34. Please disclose if the projections provided here are the same as the projections that were provided to Cassel Serpenter.

35. We note your disclosure on page 117 which indicates that EBITDA is defined as earnings before interest, taxes, depreciation and amortization as adjusted for certain one-time non-recurring items and exclusions. Based on this definition, please revise your filing to refer to this measure as Adjusted EBITDA.

VivoPower's Management, Discussion, and Analysis, page 119
Acquisitions, page 121

36. Please elaborate your disclosure of NC-31 and NC-47 to outline the various steps you will need to take to begin generating revenues by providing a timeline of the various events and steps that need to take place and the costs of each event.

37. Please disclose the "third party equity and financing" that has been arranged with respect to NC-31.

Management of Vivopower Following the Transaction, page 135
Independence of Directors, page 136

38. Please discuss why Gary Hui will be an independent director given your disclosure that Mr. Hui is "a consultant to AWN, a director of certain AWN subsidiaries and a participant in AWN's compensation arrangements."

Description of VivoPower Securities, page 148
Differences in Corporate Law, page 153

39. Please revise to delete the statement that the comparison of respective rights is qualified in its entirety by reference Cayman Islands and English. You may not qualify information in your prospectus by reference to information outside the prospectus. See Rule 411(a) of Regulation C.

VivoPower International Plc Financial Statements
Note 10 – Subsequent Events, page F-13

40. We note your disclosure which states the Note Receivable contributed to the Group by the parent has been cancelled in exchange for the right to acquire certain solar projects. Please clarify for us and in your disclosure if the amount of the Note is expected to be capitalized as part of the cost of "IS31" and "IS47".

Innovative Solar 47, page F-14

41.	Please clarify for us and in your document, the status of your acquisition of Innovative Solar 47 and the Group's rights and interests in the project leading up to the acquisition. Your disclosure states you expect to sign definitive documents "imminently". You further state the purchase price "was" approximately $2.0 million and the Group's investment to date in the project is approximately $4.4 million at July 31, 2016.

Aevitas Group Limited Financial Statements
Statement of Profit or Loss and Other comprehensive Income, page F-17

42.	We note your disclosure on page F-23 that you record revenue for rendering of services. Please tell us what consideration you gave to separately disclosing revenue and cost of revenue for service related streams. Please refer to rules 5-03(b)(1) and (2) of Regulation S-X.

Notes to the Financial Statements
3 Critical Accounting Estimates and Judgments, page F-29
Key Estimates – impairment of goodwill, page F-29

43.	Please revise your filing to identify any CGUs that are at risk of failing the impairment test and the corresponding excess of recoverable amount over carrying value.

Key Judgements – provision for impairment of receivables, page F-29

44.	Given the significance of your receivable balance, please provide a more robust discussion of the information that you analyze in determining if an impairment of your receivable exists.

Note 20 – Tax assets and liabilities, page F-43

45.	Please tell us and disclose the nature of your recognized deferred tax assets and why you believe it is probable that these assets will be recovered in the form of economic benefits in future periods. We note you present significant pretax losses in every period presented in your financial statements. Please refer to paragraphs 27 and 82(b) of IAS 12 for guidance.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker, Staff Accountant at 202-551-3732 or Kevin Stertzel, Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Via E-mail
        Jeffrey Gallant
        Graubard Miller